Exhibit 99.2

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Extraordinary General Meeting

April 15, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints Haggai Alon, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$4.70250014886352 per share, of SMX (Security Matters) Public Limited Company (the “Company”), which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of the Shareholders of the Company to be held on April 15, 2025, at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), or any adjournment or postponement thereof, at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, upon matters set forth in the Notice of Extraordinary Meeting and Proxy Statement for the Extraordinary Meeting of Shareholders dated March 20, 2025, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1 SET FORTH ON THE REVERSE SIDE.

(Continued and to be Completed on Reverse Side)

☒ Please mark your votes as in this example using dark ink only.

A. PROPOSAL – The Board of Directors recommends a vote FOR Proposal 1.

1. To authorize but not require a consolidation of the Company’s ordinary shares (with a nominal value of US$4.70250014886352 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Company’s ordinary shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per ordinary share as of the date of the Extraordinary General Meeting), into one ordinary share with a corresponding adjustment to the nominal value per share.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxyholders are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, all as set out in the Notice of Extraordinary General Meeting and Proxy Statement relating to the meeting, which receipt of are hereby acknowledged.

B. NON-VOTING ITEMS

Change of Address – Please print your new address below.

Comments – Please print your comments below.

C. AUTHORIZED SIGNATURES – This section must be completed for your vote to be counted – Date and Sign Below

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Signature:____________________	Signature, if held jointly:_____________________

Dated: _________________